Fourth Quarter and Year-End Earnings Presentation The Bank of N.T. Butterfield & Son Limited February 13, 2020

Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions (including the recently closed acquisition of ABN AMRO (Channel Islands) Limited) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at https://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis.  We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations.  As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. 2 All information in $millions and as of December 31, 2017 unless otherwise indicated . Conversion rate: 1 BMD$ = 1 US$.

Agenda and Overview Presenters Agenda Butterfield Overview Michael Collins • Overview • Leading Bank in Attractive Markets Chairman and Chief Executive Officer • Financials • Strong Capital Generation and Return Michael Schrum • Q&A • Efficient, Conservative Balance Sheet Chief Financial Officer • Visible Earnings Ten International Locations Awards 3

Full Year 2019 Highlights • Net income of $177.1 million, or $3.30 per share (In US$ millions) vs. 2018 • Core Net Income** of $197.9 million, or $3.69 per share 2019 $ % • Return on average common equity of 19.1%; core return on average Net Interest Income $ 345.7 $ 2.7 tangible common equity** of 23.4% Non-Interest Income 184.0 15.3 • Net Interest Margin of 2.86%, cost of deposits of 0.47% Prov. for Credit Losses 0.2 (6.8) • Core efficiency ratio of 62.2%** Non-Interest Expenses* (355.6) (32.9) • Large banking expansion in Channel Islands with completed Other Gains (Losses) 2.8 3.6 acquisition of ABN AMRO (Channel Islands) Limited Net Income $ 177.1 $ (18.1) (9.3)% • Healthy loan book growth from Bermuda and Cayman governments Non-Core Items** 20.8 (19.0) and UK mortgage company, combined with acquired Channel Islands business Core Net Income** $ 197.9 $ 0.9 0.4% • Active capital management with aggregate quarterly dividends of $1.76 per common share and 2.3 million shares repurchased Core Return on Average Tangible Common Equity** Core Net Income** (In US$ millions) 25.6% $197.0 $197.9 22.4% 23.4% 20.5% $158.9 17.6% $138.6 $113.9 2015 2016 2017 2018 2019 2015 2016 2017 2018 2019 * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure 4

Financials

Fourth Quarter 2019 Highlights • Net income of $43.9 million, or $0.82 per share (In US$ millions) vs. Q3 2019 vs. Q4 2018 • Core Net Income** of $46.2 million, or $0.87 per share Q4 2019 $ % $ % • Return on average common equity of 18.0%; core return on average Net Interest Income $ 86.2 $ (0.1) $ (1.2) 14.2 % tangible common equity** of 21.1% Non-Interest Income 49.7 3.1 4.0 5.4% • Net Interest Margin of 2.59%, cost of deposits of 0.50% Prov. for Credit Losses (0.4) — (2.1) (315.3)% • Core efficiency ratio of 66.3%** Non-Interest Expenses* (92.0) (1.3) (8.3) (4.8)% • Continued progress on Channel Islands banking integration - moving Other Gains (Losses) 0.3 (0.2) 0.6 181.3 % ahead as anticipated Net Income $ 43.9 $ 1.5 3.4% $ (7.0) (13.8)% • Cash dividend of $0.44 per common share and share repurchases Non-Core Items** 2.3 4.1 2.1 (104.5)% • Significantly moderated asset sensitivity through fixed rate loans and Core Net Income** $ 46.2 $ (2.6) (5.4)% $ (5.0) (9.7)% GNMA purchases Core Return on Average Tangible Common Equity** Core Net Income** (In US$ millions) 25.8% 25.6% 24.6% $51.1 $51.7 $51.1 22.5% $48.8 21.1% $46.2 Q4 Q1 Q2 Q3 Q4 Q4 Q1 Q2 Q3 Q4 2018 2019 2018 2019 * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure 6

Income Statement Net Interest Income Net Interest Margin & Yields Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) Q4 2019 vs. Q3 2019 (In US$ millions) Avg. Balance Yield Avg. Balance Yield $87.4 $86.3 $86.2 Cash, S/T Inv. & Repos $ 3,791.9 1.14% $ (642.5) 0.02 % Investments 4,533.6 2.77% (83.1) (0.05)% Loans (net) 4,880.6 4.95% 351.2 (0.27)% Interest Earning Assets 13,206.2 3.11% (374.4) 0.04 % Interest Bearing Liabilities 10,196.6 (0.67)% (146.5) 0.05 % Q4 Q1 Q2 Q3 Q4 2018 2019 Net Interest Margin 2.59% 0.07% • Net interest margin (NIM) increased 7 bps from the previous quarter benefiting from a higher yielding asset mix due to loan growth and lower deposit costs • Cash and short term securities remain elevated during seasoning of acquired Channel Islands balance sheet • Loan yields of 4.95% down 27 bps in the fourth quarter due to the lower US prime rate linked loans repricing in Cayman and the full quarter inclusion of the acquired Channel Islands loan book at lower GBP loan rates • As expected, term deposit costs declined in the fourth quarter due to lower rates on roll-over maturities • Loan growth principally attributable to winning two new sovereign mandates in Bermuda and Cayman Islands 7

Customer Deposits Deposit Composition By Currency Average Deposit Volume and Cost of Deposits 7.0% 14.0% 10.2% 5,000 (In US$ millions) 13.0% 1.48% 19.0% 20.2% 1.38% 80.0% 4,000 67.0% 69.6% 1.12% 3,000 Q4 Q1 Q2 Q3 Q4 2018 2019 USD / USD Pegged GBP 2,000 0.54% Other 0.50% 0.28% 1,000 0.25% 0.27% By Type 20.9% 23.9% 24.5% 0.04% 0 56.7% Q4 Q1 Q2 Q3 Q4 59.8% 57.5% 2018 2019 22.4% 16.3% 18.0% Bermuda Demand Deposits Bermuda Term Deposits Q4 Q1 Q2 Q3 Q4 Cayman Demand Deposits Cayman Term Deposits 2018 2019 Channel Islands Demand Deposits Channel Islands Term Deposits Non-interest bearing demand deposits Interest bearing demand deposit cost Term deposit cost Interest bearing demand deposits Overall cost of deposits Term deposits 8

Income Statement Non-Interest Income Non-Interest Income Trend (In US$ millions) (In US$ millions) Q4 2019 vs. Q3 2019 $49.7 $45.7 $46.6 Asset management $ 7.8 $ 0.4 Banking 14.0 1.9 FX Revenue 9.8 (0.2) Trust 13.0 0.3 Custody and Other 3.5 (0.2) Q4 Q1 Q2 Q3 Q4 Other 1.7 0.9 2018 2019 Total Non-Interest Income $ 49.7 $ 3.1 • Non-interest income was up 6.6% versus last quarter and up 8.7% compared to the fourth quarter of 2018, with the linked quarter increase primarily due to holiday season merchant acquiring and the year-over-year improvement principally due to the acquired business in the Channel Islands • Card services fee income of $6.4 million was the largest contributor to banking income in the fourth quarter of 2019 • Fee income ratio of 36.7% in the fourth quarter of 2019 remains higher than the peer average* * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 9

Income Statement

Non-Interest Expenses

Core Non-Interest Expenses* (In US$ millions)	Q4 2019	vs. Q3 2019 $	vs. Q3 2019 %
Salaries & Benefits**	$ 46.6	$ 3.9	9.1 %
Technology & Comm.	16.5	0.2	1.2 %
Property	7.0	1.0	15.7 %
Professional & O/S Services	6.5	0.6	10.7 %
Indirect Taxes	5.3	—	— %
Intangible Amortization	1.5	—	— %
Marketing	3.1	1.6	98.3 %
Other	5.1	0.4	9.8 %
Total Core Non-Interest Expenses*	$ 91.6	$ 7.6	9.0 %
Non-Core Expenses*	2.3	(4.1)	(64.0)%
Non-Interest Expenses	$ 93.9	$ 3.5	3.9 %

Core Non-Interest Expense Trend*

(In US$ millions)



$83.1
$84.0
$91.6
66.3%
61.5%
62.1%
Q4
2018
Q1
Q2
2019
Q3
Q4
Core Non-Interest Expenses*
Core Efficiency Ratio*

- Core cost / income ratio* of 66.3% is above target and higher than the 62.1% in the prior quarter and 62.2% for the full year 2019
- Quarter core expenses were higher sequentially due to:
  - Group service center expansion prior to call center migration planned in 2Q20;
  - Continued integration and compliance review expenses in Channel Islands following acquisition, due to finish in 2Q20;
  - Preparatory work associated with February 2020 opening of new branch in Cayman Islands; and
  - Global re-branding initiative with elevated marketing expenses, continuing for remainder of 2020.
- Through cycle core efficiency ratio target remains 60%

* See the Appendix for a reconciliation of the non-GAAP measure

** Includes Non-Service Employee Benefits Expense

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BUTTERFIELD

Capital Requirements and Return Regulatory Capital (Basel III) - Total Capital Ratio Leverage Capital 9.9% 19.4% 0.6% 7.7% 1.4% 16.3% 9.3% 13.7% 6.3% Butterfield Current BMA 2019 Required US Peer Median * Butterfield - Current US Peer Median * TCE/TA TCE/TA Ex Cash Dividend Payout Ratio** • Capital management balances regulatory requirements and 52.8% shareholder returns 46.4% • TCE/TA ratio of 6.3% returns to targeted range of 6.0% to 6.5% 42.8% • Board declared a quarterly qualified cash dividend of $0.44 per common share • Active share repurchase program continues subject to market 33.9% conditions • Dividend rates are established to be sustainable with flexibility for share repurchases and potential M&A 2016 2017 2018 2019 * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. ** 2019 is based on year-to-date dividend and earnings per share 11

Balance Sheet Total Assets (In US$ millions) Q4 2019 Q4 2018 (In US$ billions) Cash & Equivalents $ 2,550 $ 2,054 $14.2 $13.9 S/T Investments 1,218 52 Reverse Repos 142 27 $10.8 Loans (net) 5,143 4,044 Investments 4,436 4,255 Other Assets 432 340 $4.3 $4.7 $4.4 Total Assets $ 13,922 $ 10,773 $4.7 $5.1 $4.0 Int. Bearing Deposits $ 10,203 $ 7,333 Non-Int. Bearing Deposits 2,238 2,120 Q4 Q1 Q2 Q3 Q4 Other Liabilities 516 439 2018 2019 Shareholders Equity 964 882 Total assets Investments Loans Total Liab. & Equity $ 13,922 $ 10,773 Total Deposits • Deposit balances dropped to $12.4 billion from $12.7 billion $12.7 $12.4 with the majority of the decrease due to expected Euro (In US$ billions) deposit decline in Channel Islands $9.5 • Loan balances increased 10% and 27% from last quarter and year-end 2018, respectively, due to newly acquired business in Channel Islands, growth in Bermuda/Cayman sovereign loans and the central London mortgage book • Butterfield manages a conservative balance sheet with low risk density Q4 Q1 Q2 Q3 Q4 2018 2019 • Total balance sheet values benefited from a strong GBP/ USD exchange rate at quarter end 12

Asset Quality Non-Accrual Loans Investment Portfolio (In US$ millions) Loan Distribution Rating Distribution $51.9 $50.4 Gov’t: $48.7 7.2% BBB: 0.2% A: 0.5% Other Comm’l: AA: 0.3% 10.9% Res Mtg: 62.3% Comm’l R/E: 14.6% AAA: 99.0% Consumer: 5.0% $5.1 billion $4.4 billion Q4 Q1 Q2 Q3 Q4 2018 2019 • Investment portfolio remains very high quality with 99% AAA Net Charge-Off Ratio 0.10% rated securities, primarily US Government guaranteed securities 0.08% • Well seasoned residential mortgages in Bermuda/Cayman 0.06% and UK mortgage markets make up 62% of the loan book 0.04% • Loans to the Cayman and Bermuda governments increased 0.04% to 7.2% at quarter-end from 3.4% at the end of the third 0.02% 0.02% 0.01% quarter of 2019 • Net charge-offs and non-accruals remain low 0.00% • Completed model validation and all preparatory work for Q4 Q1 Q2 Q3 Q4 2018 2019 CECL transition effective January 1, 2020 13

Interest Rate Sensitivity Average Balance - Balance Sheet Interest Rate Sensitivity Average Balances (US 5.8% 5.6% $Mil) Weighted Average 3.6% 3.6% Q4 2019 vs. Q3 2019 Duration vs. Q3 2019 Life Cash & Reverse Repos 2,773.5 (1,310.4) N/A N/A N/A S/T Invest. 1,018.4 667.9 0.2 (0.1) N/A (4.0)% (4.0)% -100bps +100bps +200bps AFS 2,271.7 (28.1) 3.0 0.2 5.3 HTM** 2,260.7 (54.8) 4.0 0.4 5.8 NTB US Peer Median * Total 8,324.3 (725.4) • Butterfield’s interest rate sensitivity was significantly reduced during the fourth quarter of 2019 due to: ◦ A higher volume of fixed rate assets (sovereign term loan in Cayman and fixed rate mortgages in London); and ◦ Increased duration of the MBS portfolio with rising long-term US rates. • Butterfield’s lower interest rate sensitivity indicates greater certainty in net interest income in future years and is currently in-line with peers* * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates. 14

Appendix

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4
Assets									
Cash & Equivalents	$ 2,550	$ 3,605	$ 2,011	$ 2,601	$ 2,054	$ 1,259	$ 1,756	$ 1,846	$ 1,535
Reverse Repos	142	62	166	72	27	72	89	198	179
S/T Investments	1,218	793	163	215	52	76	79	100	250
Investments	4,436	4,662	4,524	4,393	4,255	4,576	4,727	4,512	4,706
Loans, Net	5,143	4,673	4,000	3,986	4,044	4,092	3,986	3,957	3,777
Other Assets	432	420	364	374	340	355	367	376	332
Total Assets	$ 13,922	$ 14,216	$ 11,229	$ 11,643	$ 10,773	$ 10,430	$ 11,002	$ 10,988	$ 10,779
Liabilities and Equity									
Total Deposits	$ 12,442	$ 12,663	$ 9,852	$ 10,294	$ 9,452	$ 9,066	$ 9,718	$ 9,754	$ 9,536
Long-Term Debt	144	143	143	143	143	143	143	117	117
Other Liabilities	373	446	305	310	295	349	293	293	303
Total Liabilities	$ 12,958	$ 13,252	$ 10,300	$ 10,747	$ 9,891	$ 9,558	$ 10,154	$ 10,164	$ 9,956
Common Equity	$ 964	$ 965	$ 929	$ 896	$ 882	$ 872	$ 849	$ 824	$ 823
Total Equity	$ 964	$ 965	$ 929	$ 896	$ 882	$ 872	$ 849	$ 824	$ 823
Total Liabilities and Equity	$ 13,922	$ 14,216	$ 11,229	$ 11,643	$ 10,773	$ 10,430	$ 11,002	$ 10,988	$ 10,779
Key Metrics									
TCE / TA	6.3%	6.2%	7.7%	7.1%	7.5%	7.7%	7.1%	6.7%	7.1%
CET 1 Ratio	17.3%	17.4%	20.1%	19.3%	19.6%	20.2%	19.1%	17.6%	18.2%
Total Tier 1 Capital Ratio	17.3%	17.4%	20.1%	19.3%	19.6%	20.2%	19.1%	17.6%	18.2%
Total Capital Ratio	19.4%	19.6%	22.7%	22.0%	22.4%	23.3%	22.3%	19.2%	19.9%

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Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q4 2019			Q3 2019			Q4 2018		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash due from banks, reverse repurchase agreements and short-term investments	$ 3,791.9	$ 10.9	1.14 %	$ 4,434.4	$ 12.5	1.12 %	$ 1,719.2	$ 6.1	1.40 %
Investment in securities	4,533.6	31.7	2.77 %	4,616.8	32.9	2.82 %	4,415.1	32.0	2.87 %
Equity securities at fair value	*1.2*	*—*	*— %*	*1.5*	*—*	*— %*	*1.0*	*—*	*— %*
AFS	*2,271.7*	*14.7*	*2.57 %*	*2,299.7*	*15.4*	*2.66 %*	*2,310.9*	*15.6*	*2.67 %*
HTM	*2,260.7*	*17.0*	*2.98 %*	*2,315.6*	*17.4*	*2.99 %*	*2,103.3*	*16.4*	*3.10 %*
Loans	4,880.6	60.9	4.95 %	4,529.4	59.6	5.22 %	4,113.9	57.7	5.56 %
Commercial	*1,600.1*	*22.2*	*5.50 %*	*1,548.8*	*20.5*	*5.26 %*	*1,371.1*	*20.5*	*5.94 %*
Consumer	*3,280.5*	*38.8*	*4.69 %*	*2,980.7*	*39.1*	*5.20 %*	*2,742.9*	*37.1*	*5.37 %*
Total interest earning assets	13,206.2	103.5	3.11 %	13,580.6	105.0	3.07 %	10,248.3	95.7	3.70 %
Other assets	398.8			396.0			329.5		
Total assets	$ 13,605.0			$ 13,976.6			$ 10,577.8		
Liabilities									
Interest bearing deposits	$ 10,050.5	$ (15.4)	(0.61)%	$ 10,199.7	$ (16.7)	(0.65)%	$ 6,946.5	$ (6.3)	(0.36)%
Customer demand deposits	*6,989.7*	*(4.4)*	*(0.25)%*	*7,091.8*	*(5.0)*	*(0.28)%*	*4,941.0*	*(0.5)*	*(0.04)%*
Customer term deposits	*3,038.7*	*(10.6)*	*(1.38)%*	*3,080.6*	*(11.5)*	*(1.48)%*	*1,962.4*	*(5.5)*	*(1.12)%*
Deposits from banks	*22.1*	*(0.3)*	*(6.14)%*	*27.3*	*(0.3)*	*(3.87)%*	*43.0*	*(0.2)*	*(2.08)%*
Securities sold under agreement to repurchase	2.6	—	(2.10)%	—	—	— %	2.7	—	(2.33)%
Long-term debt	143.5	(1.9)	(5.28)%	143.4	(2.0)	(5.42)%	143.3	(2.0)	(5.48)%
Interest bearing liabilities	10,196.6	(17.3)	(0.67)%	10,343.1	(18.7)	(0.72)%	7,092.4	(8.3)	(0.46)%
Non-interest bearing customer deposits	2,132.6			2,134.0			2,186.2		
Other liabilities	348.0			311.7			301.6		
Total liabilities	$ 12,677.3			$ 12,788.9			$ 9,580.2		
Shareholders' equity	927.7			1,187.7			997.6		
Total liabilities and shareholders' equity	$ 13,605.0			$ 13,976.6			$ 10,577.8		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,009.6			$ 3,237.5			$ 3,155.9		
Net interest margin		$ 86.2	2.59 %		$ 86.3	2.52 %		$ 87.4	3.38 %

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Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4
Net Interest Income	$ 86.2	$ 86.3	$ 85.2	$ 88.0	$ 87.4	$ 88.3	$ 87.4	$ 79.9	$ 76.1
Non-Interest Income	49.7	46.6	44.2	43.4	45.7	41.3	41.9	39.8	42.4
Prov. for Credit Recovery (Losses)	(0.4)	(0.4)	0.9	—	1.7	2.8	0.5	1.9	5.4
Non-Interest Expenses*	92.0	90.6	91.9	81.0	83.7	82.6	78.6	77.8	80.8
Other Gains (Losses)	0.3	0.5	0.2	1.8	(0.3)	0.7	(1.6)	0.4	(2.7)
Net Income	$ 43.9	$ 42.4	$ 38.6	$ 52.1	$ 50.9	$ 50.4	$ 49.7	$ 44.2	$ 40.3
Non-Core Items**	$ 2.3	$ 6.4	$ 12.5	$ (0.4)	$ 0.2	$ (1.2)	$ 2.0	$ 0.8	$ 1.9
Core Net Income**	$ 46.2	$ 48.8	$ 51.1	$ 51.7	$ 51.1	$ 49.1	$ 51.7	$ 45.0	$ 42.2

Key Metrics	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4
Loan Yield	4.95%	5.22%	5.67%	5.67%	5.56%	5.54%	5.44%	5.31%	5.23%
Securities Yield	2.77	2.82	2.92	3.07	2.87	2.78	2.67	2.54	2.27
Cost of Deposits	0.50	0.54	0.42	0.38	0.27	0.20	0.14	0.12	0.12
Net Interest Margin	2.59	2.52	3.18	3.31	3.38	3.37	3.20	3.05	2.87
Core Efficiency Ratio**	66.3	62.1	60.3	60.1	61.5	63.2	59.0	62.3	65.4
Core ROATCE**	21.1	22.5	24.6	25.6	25.8	24.9	27.6	24.3	22.3
Fee Income Ratio	36.7	35.2	33.9	33.0	33.9	31.2	32.4	32.7	34.2
Fully Diluted Share Count (in millions of common shares)	53.3	53.6	53.5	54.2	55.4	56.0	55.9	55.8	55.6

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 21-22

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Appendix

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4
Non-Interest Income									
Trust	$ 13.0	$ 12.7	$ 13.0	$ 12.6	$ 13.8	$ 13.1	$ 13.2	$ 10.9	$ 11.3
Asset Management	7.8	7.4	6.9	6.7	6.5	6.5	6.2	6.4	6.6
Banking	14.0	12.1	12.1	11.2	12.8	10.6	10.8	10.9	12.0
FX Revenue	9.8	10.0	8.4	8.8	8.6	7.8	8.3	8.2	8.8
Custody & Other Admin.	3.5	3.6	3.1	2.7	2.4	2.2	2.4	2.2	2.2
Other	1.7	0.8	0.9	1.4	1.6	1.0	1.1	1.2	1.4
Total Non-Interest Income	$ 49.7	$ 46.6	$ 44.2	$ 43.4	$ 45.7	$ 41.3	$ 41.9	$ 39.8	$ 42.4
Non-Interest Expense									
Salaries & Benefits*	$ 48.8	$ 45.6	$ 52.1	$ 42.8	$ 43.7	$ 43.8	$ 40.9	$ 37.0	$ 42.4
Technology & Comm.	16.5	16.3	15.2	14.6	14.9	15.6	15.1	14.7	14.4
Property	7.0	6.1	5.7	5.4	6.1	5.3	5.3	5.1	4.5
Professional & O/S Services	6.7	9.5	6.2	5.6	6.1	5.1	5.1	9.7	8.0
Indirect Taxes	5.3	5.3	5.3	5.2	4.7	4.8	5.0	4.9	4.7
Intangible Amortization	1.5	1.5	1.2	1.3	1.3	1.4	1.3	1.1	1.1
Marketing	3.1	1.6	1.7	1.7	2.3	1.5	1.4	0.9	1.5
Restructuring	—	—	—	—	—	—	—	—	0.3
Other	5.0	4.6	4.3	4.3	4.3	4.9	4.1	3.9	3.5
Total Non-Interest Expense	$ 93.9	$ 90.4	$ 91.7	$ 80.9	$ 83.5	$ 82.2	$ 78.2	$ 77.4	$ 80.4
Income Taxes	(1.9)	0.2	0.2	0.1	0.2	0.4	0.3	0.4	0.5
Total Expense incld. Taxes	$ 92.0	$ 90.6	$ 91.9	$ 81.0	$ 83.7	$ 82.6	$ 78.6	$ 77.8	$ 80.8

*Includes non-service employee benefits

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Appendix Core Non-Interest Expense* Trends (in millions of US Dollars, unless otherwise indicated) 2019 2018 2017 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Salaries & Benefits** $ 46.6 $ 42.8 $ 41.1 $ 42.8 $ 43.7 $ 43.8 $ 40.9 $ 37.0 $ 42.2 Technology & Comm. 16.5 16.3 15.2 14.6 14.8 15.4 14.9 14.6 14.3 Property 7.0 6.1 5.7 5.4 6.1 5.3 5.3 5.1 4.5 Professional & O/S Services 6.5 5.9 5.0 5.0 6.0 6.3 4.7 8.1 6.7 Indirect Taxes 5.3 5.3 5.0 5.2 4.7 4.8 5.0 4.9 4.7 Intangible Amortization 1.5 1.5 1.2 1.3 1.3 1.4 1.3 1.1 1.1 Marketing 3.1 1.6 1.7 1.7 2.3 1.5 1.4 0.9 1.5 Other 5.1 4.6 4.3 4.3 4.3 4.8 4.1 3.9 3.5 Total Core Non-Interest Expense $ 91.6 $ 84.0 $ 79.2 $ 80.3 $ 83.1 $ 83.3 $ 77.6 $ 75.7 $ 78.5 Income Taxes (1.9) 0.2 0.2 0.1 0.2 0.4 0.3 0.4 0.5 Total Core Expense incld. Taxes $ 89.7 $ 84.2 $ 79.4 $ 80.5 $ 83.3 $ 83.7 $ 77.9 $ 76.0 $ 78.9 * See the reconciliation of non-GAAP measures on pages 21-22 ** Includes non-service employee benefits 20

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)

		2019				2018
		Q4	Q3	Q2	Q1	Q4
Net income	A	$ 43.9	$ 42.4	$ 38.6	$ 52.1	$ 50.9
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Gain on disposal of a pass-through note investment (formerly a SIV)		—	—	—	(1.0)	—
Total non-core (gains) losses	B	$ —	$ —	$ —	$ (1.0)	$ —
Non-core expenses						
Early retirement program, redundancies and other non-core compensation costs		2.2	2.8	11.3	—	—
Tax compliance review costs		—	—	—	—	0.1
Business acquisition costs		0.1	3.6	1.2	0.6	0.1
Total non-core expenses	C	$ 2.3	$ 6.4	$ 12.5	$ 0.6	$ 0.2
Total non-core (gains), losses and expenses	D=B+C	2.3	6.4	12.5	(0.4)	0.2
Core net income to common shareholders	E=A+D	$ 46.2	$ 48.8	$ 51.1	$ 51.7	$ 51.1
Average shareholders' equity		964.8	948.4	905.7	893.4	862.3
Average common equity	F	964.8	948.4	905.7	893.4	862.3
Less: average goodwill and intangible assets		(95.3)	(87.1)	(73.0)	(74.9)	(75.6)
Average tangible common equity	G	869.5	861.3	832.7	818.5	786.7
Return on equity	A/F	18.0 %	17.8%	17.1%	23.7%	23.4%
Core return on average tangible common equity	E/G	21.1 %	22.5%	24.6%	25.6%	25.8%
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	53.3	53.6	53.5	54.2	55.4
Earnings per common share fully diluted	A/H	**0.82**	**0.79**	**0.72**	**0.96**	**0.92**
Non-core items per share	D/H	**0.05**	**0.12**	**0.23**	**(0.01)**	—
Core earnings per common share fully diluted	E/H	0.87	0.91	0.95	0.95	0.92
Core return on average tangible assets						
Total average assets	I	$ 13,814.7	$ 13,519.2	$ 11,294.3	$ 11,177.1	$ 10,449.2
Less: average goodwill and intangible assets		(95.3)	(87.1)	(73.0)	(74.9)	(75.6)
Average tangible assets	J	$ 13,719.4	$ 13,432.1	$ 11,221.3	$ 11,102.2	$ 10,373.7
Return on average assets	A/I	1.3 %	1.2%	1.4%	1.9%	1.9%
Core return on average tangible assets	E/J	1.3 %	1.4%	1.8%	1.9%	2.0%

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Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)

		2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4
Tangible equity to tangible assets						
Shareholders' equity		$ 963.7	$ 964.6	$ 928.7	$ 896.2	$ 882.3
Less: goodwill and intangible assets		(96.5)	(93.4)	(72.2)	(74.1)	(74.7)
Tangible common equity	L	867.2	871.2	856.5	822.1	807.6
Total assets		13,921.6	14,216.3	11,229.0	11,643.1	10,773.2
Less: goodwill and intangible assets		(96.5)	(93.4)	(72.2)	(74.1)	(74.7)
Tangible assets	M	$ 13,825.1	$ 14,122.9	$ 11,156.8	$ 11,569.0	$ 10,698.4
Tangible common equity to tangible assets	L/M	6.3 %	6.2%	7.7%	7.1%	7.5%
Efficiency ratio						
Non-interest expenses		$ 93.9	$ 90.4	$ 91.7	$ 80.9	$ 83.5
Less: Amortization of intangibles		(1.5)	(1.5)	(1.2)	(1.3)	(1.3)
Non-interest expenses before amortization of intangibles	N	92.4	88.9	90.5	79.6	82.2
Non-interest income		49.7	46.6	44.2	43.4	45.7
Net interest income before provision for credit losses		86.2	86.3	85.2	88.0	87.4
Net revenue before provision for credit losses and other gains/losses	O	$ 136.0	$ 133.0	$ 129.4	$ 131.4	$ 133.1
Efficiency ratio	N/O	68.0 %	66.9%	70.0%	60.6%	61.7%
Core efficiency ratio						
Non-interest expenses		$ 93.9	$ 90.4	$ 91.7	$ 80.9	$ 83.5
Less: non-core expenses	(C)	(2.3)	(6.4)	(12.5)	(0.6)	(0.2)
Less: amortization of intangibles		(1.5)	(1.5)	(1.2)	(1.3)	(1.3)
Core non-interest expenses before amortization of intangibles	P	90.1	82.5	78.0	79.0	81.9
Net revenue before provision for credit losses and other gains/losses	Q	136.0	133.0	129.4	131.4	133.1
Core efficiency ratio	P/Q	66.3 %	62.1%	60.3%	60.1%	61.5%

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Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • FRC • SIVB • EWBC • CFR • ASB • WTFC • CBSH • IBKC • UMBF • FHB • BOH • TRMK • IBOC • CBU • BPFH • FFIN • WABC 23